EXHIBIT 99.1

Just Energy Reports Fiscal Third Quarter 2021 Results

Continues to Assess Impact of the Texas Extreme Cold Weather Event

TORONTO, Feb. 26, 2021 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSX:JE; NYSE:JE), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers and carbon offsets, announced its third quarter results for fiscal year 2021 and updated its previous announcement advising that management is continuing to assess the impact of the extreme cold weather experienced in the State of Texas commencing on or about February 13, 2021 continuing through February 19, 2021 (the “Weather Event”).

The Weather Event resulted in the Company having to balance its power supply through the Electric Reliability Council of Texas (ERCOT) at artificially mandated high electricity prices and significantly increased ancillary service costs as described in the Company’s Management Discussion and Analysis filed today.  As at February 22, 2021, the Company reviewed the available information regarding the Company’s customer load for the Weather Event and estimated that the Company may have incurred a loss of CAD $315 million (approximately USD $250 million).  This week, the Company received initial settlement statements from ERCOT, which are subject to resettlements, that may be material, showing lower customer load. The initial statements from ERCOT, without any resettlement, would result in significantly lowering the Company’s exposure to approximately CAD $50 million (approximately USD $40 million).  Given the material differences between the load information, the Company continues to investigate the differences in load information. Under normal ERCOT protocols resettlements occur 55 days after the operating day. However, ERCOT has indicated that it may resettle earlier.  The total financial impact may materially change due to ERCOT final settlement data as it becomes available, any government or regulatory actions or potential litigation with respect thereto, failure of other parties to pay amounts owing to ERCOT and the impact of customer credit losses.

“Regardless of uncertainty created by the Weather Event, our customers of Just Energy, Amigo Energy, Hudson Energy and Tara Energy can be certain that we are committed to doing all we can to be there for them in this extraordinary time. If you have a residential or small business fixed rate plan, our customers can rest assured that your fixed energy rate is locked in for the duration of your contracted term. Variable rate (month-to-month) residential customers will not see their rates impacted by the high settlement prices of the Weather Event,” said Scott Gahn, Just Energy’s President and Chief Executive Officer. Mr. Gahn added, “We are also focused on supporting our partners and dedicated employees through this extraordinary event.”

Third Quarter Developments

  Base EBITDA increased by 47% to $55.8 million in the third quarter of fiscal year 2021 compared to $38.0 million in the year ago period, primarily driven by lower bad debt and lower expenses offsetting the lower Base gross margin and increased investment in digital marketing.

  Base gross margin was $131.6 million in the third quarter of fiscal year 2021, an 8% decrease as compared to $142.5 million in the year ago period.

  Bad debt expense decreased by 83% to $3.4 million in the third quarter of fiscal year 2021 compared to $20.0 million in the year ago period, with lower expenses in all areas.

  The Company ended the quarter with $91.2 million of total liquidity available, comprised of cash and cash equivalents of $66.6 million and available borrowing capacity of $24.6 million under the senior secured credit facility.

  Loss from continuing operations of $52.3 million in the third quarter, inclusive of $71.6 million of unrealized losses of derivative instruments and other.

Fiscal Third Quarter Financial Highlights:
As of December 31, 2020
$ in thousands, except customer data	Fiscal 2021	Fiscal 2020	Change
Sales	$540,067	$658,521	-18%
Base gross margin[1]	$131,608	$142,484	-8%
Base EBITDA[2]	$55,785	$37,950	47%
Unlevered free cash flow (Year to date)	$27,813	$49,892	-44%
Total liquidity	$91,200	$56,960	60%
Total net consumer (RCE) additions	(18,000)	(33,000)	NMF[3]
Total net commercial (RCE) additions	(105,000)	48,000	NMF[3]

1 “Base gross margin” represents gross margin adjusted to include the effect of applying IFRS Interpretation Committee Agenda Decision 11, Physical Settlement of Contracts to Buy or Sell a Non-Financial Item, for realized gains (losses) on derivative instruments and other. Base gross margin is a key measure used by management to assess performance and allocate resources. Management believes that these realized gains (losses) on derivative instruments reflect the long-term financial performance of Just Energy and thus has included them in the Base gross margin calculation.
2See “Non-IFRS financial measures”
3 Not a meaningful figure.

  Sales: Decrease due to the smaller customer base resulting from the shift in focus to the Company’s strategy to increase the credit quality of customers and to onboard higher quality customers; a reduction in customers in Ontario, New York and California due to regulatory restrictions; selling constraints posed by the COVID-19 pandemic; as well as prior competitive pressures on pricing in the United States.

  Base gross margin: Decrease was primarily driven by a decline in the customer base, partially offset by higher realized margins across several markets.

  Base EBITDA: Increase was primarily driven by a reduction in bad debt expense and lower expenses, partially offset by lower Base gross margin and increased investment in digital marketing.

  Unlevered free cash flow: Decrease was primarily driven by the additional transaction costs incurred for the Recapitalization and payments to decrease commodity and supplier payables.

Expense Detail:
($ thousands)	Fiscal 2021	Fiscal 2020	Change
Administrative expenses[1]	$30,408	$39,616	-23%
Selling commission expenses	$30,485	$36,698	-17%
Selling non-commission and marketing expense	$11,784	$14,572	-19%
Bad debt expense	$3,358	$19,996	-83%
[1] Includes $1.6 million and $4.2 million of Strategic Review costs for the third quarter of fiscal 2021 and 2020, respectively.
  Administrative expenses: Decline was primarily driven by savings from the Canadian emergency wage subsidy and a reduction of expense related to the Strategic Review. Excluding expenses related to the Strategic Review, Administrative expenses decreased by 19% to $28.8 million for the three months ended December 31, 2020 compared to $35.4 million for the three months ended December 31, 2019 due to savings from the Canadian emergency wage subsidy and savings from cost containment efforts.

  Selling commission expenses: Decrease was driven by lower commission expenses from lower sales from direct in-person channels driven by the impact of the COVID-19 pandemic and lower customer additions in prior periods.

  Selling non-commission and marketing expenses: Decline was a result of cost reductions from the shut-down of the internal door-to-door sales channel and continued focus on cost containment, partially offset by increased investment in digital marketing.

  Bad debt expense: Decrease was a result of enhanced operating controls and operational processes implemented in the summer of 2019 and release of previous credit reserves as the Company continues to see consistent payment trends and minimal impact from the COVID-19 pandemic.
Consumer Segment Performance

Consumer Operating Highlights:
	Fiscal 2021	Fiscal 2020	Change
Consumer gross margin on added/renewed	$303/RCE	$273/RCE	11%
Embedded gross margin[1] ($ millions)	$1,023	$1,271	-20%
Total gross (RCE) additions	42,000	55,000	-24%
Attrition (trailing 12 months)	23%	25%	-8%
Renewals (trailing 12 months)	80%	72%	11%
[1]See “Non-IFRS financial measures”
  Average Consumer gross margin per RCE for the customers added or renewed: The increase in the average gross margin on Consumer customers added and renewed was a result of the Company’s increased focus on profitable customer growth.
  Consumer embedded gross margin: The decline resulted from the decrease in the Consumer customer base and unfavourable exchange rate fluctuations.
  Consumer RCE additions: The decrease in customer additions was driven by selling constraints posed by the COVID-19 pandemic in the direct in-person channels offset by increases in digital sales channel. However, Consumer RCE additions increased by 24% from the three months ended September 30, 2020 due to increases in the digital and continued improvement in the retail sales channel.
  Consumer attrition rate: The improvements in attrition reflect the benefits of focus on sales to higher quality customers and increased focus on the customer experience.
  Consumer renewal rate: The increase was driven by improved retention offerings and increased focus on the customer experience.

Consumer RCE Summary:

CONSUMER	10/1/2020	Additions	Attrition	Failed to renew	12/31/2020	Change	12/31/2019	Change
Gas	285,000	1,000	-8,000	-3,000	275,000	-4%	343,000	-20%
Electricity	820,000	41,000	-36,000	-13,000	812,000	-1%	896,000	-9%
Total Consumer RCEs	1,105,000	42,000	-44,000	-16,000	1,087,000	-2%	1,239,000	-12%

Commercial Segment Performance

Commercial Operating Highlights:
	Fiscal 2021	Fiscal 2020	Change
Commercial gross margin on added/renewed	$70/RCE	$65/RCE	8%
Embedded gross margin[1]($ millions)	$360	$569	-37%
Total gross commercial (RCE) additions	41,000	165,000	-75%
Attrition (trailing 12 months)	11%	9%	22%
Renewals (trailing 12 months)	49%	54%	-9%

1See “Non-IFRS financial measures

  Average Commercial gross margin per RCE for the customers added or renewed: The increase was due to adding and renewing a larger proportion of lower usage, higher margin Commercial customers.
  Commercial embedded gross margin: The decline resulted from the decrease in the Commercial customer base and unfavourable exchange rate fluctuations.
  Commercial RCE additions: The decrease is primarily due to the selling constraints posed by the COVID-19 pandemic and the prior competitive pressures on pricing in the U.S. market. Commercial RCE additions increased by 46% from a low of 28,000 RCE additions for the three months ended June 30, 2020.
  Commercial attrition rate: The increase reflects a very competitive pricing market for commercial customers.
  Commercial renewal rate: The decrease reflects a competitive market with competitors pricing aggressively and Just Energy’s focus on retaining longer-term, profitable customers rather than pursuing low margin sales.

Commercial RCE Summary:

COMMERCIAL	10/1/2020	Additions	Attrition	Failed to renew	12/31/2020	Change	12/31/2019	Change
Gas	407,000	-	-11,000	-10,000	386,000	-5%	448,000	-14%
Electricity	1,574,000	41,000	-62,000	-63,000	1,490,000	-5%	1,828,000	-18%
Total Commercial RCEs	1,981,000	41,000	-73,000	-73,000	1,876,000	-5%	2,276,000	-18%

Outlook

As previously announced, the Company is withdrawing its Base EBITDA and unlevered free cash flow guidance for fiscal 2021 and is continuing to assess the financial impact of the Weather Event. As of the time of this press release, the Company estimates that the financial impact of the Weather Event on the Company could be a loss of between $50 million and $315 million. The total financial impact may materially change due to ERCOT final settlement data as it becomes available, any government or regulatory actions or potential litigation with respect thereto, failure of other parties to pay amounts owing to ERCOT and impacts of customer credit losses. The estimated substantial losses could be materially adverse to the Company’s liquidity and its ability to continue as a going concern. The Company is in discussions with its key stakeholders regarding the impact of the Weather Event and will provide an update as appropriate.

About Just Energy Group Inc.

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and terrapass. Visit https://investors.justenergy.com/ to learn more.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to the financial impact of the Weather Event on the Company, the potential for government or regulatory action or litigation, the quantum of the financial loss to the Company from the Weather Event and its impact on the Company’s liquidity, the Company’s ability to continue as a going concern, the Company’s discussions with key stakeholders regarding the Weather Event and the outcome thereof, the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

NON-IFRS MEASURES

The financial measures such as “EBITDA”, “Base EBITDA, “Base gross margin”, “Free cash flow” “Unlevered free cash flow” and “Embedded gross margin” do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other companies. This financial measure should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS, but the Company believes that these measures are useful in providing relative operational profitability of the Company’s business. Please refer to “Key Terms” in the Just Energy Q3 Fiscal 2021’s Management’s Discussion and Analysis for the Company’s definition of “EBITDA” and other non-IFRS measures.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Michael Carter
Chief Financial Officer
Just Energy
mcarter@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc.

Supplemental Tables:

Financial and operating highlights
For the three months ended December 31.
(thousands of dollars, except where indicated and per share amounts)
	Fiscal 2021	Change	Fiscal 2020
Sales	$540,067	(18)%	$658,521
Base gross margin[1]	131,608	(8)%	142,484
Administrative expenses[2]	30,408	(23)%	39,616
Selling commission expenses	30,485	(17)%	36,698
Selling non-commission and marketing expense	11,784	(19)%	14,572
Bad debt expense	3,358	(83)%	19,996
Finance costs	17,677	(37)%	28,178
Profit (loss) from continuing operations	(52,327)	NMF [3]	20,601
Base EBITDA[1]	55,785	47%	37,950
Total gross consumer (RCE) additions	42,000	(24)%	55,000
Total gross commercial (RCE) additions	41,000	(75)%	165,000
Total net consumer (RCE) additions	(18,000)	NMF [3]	(33,000)
Total net commercial (RCE) additions	(105,000)	NMF [3]	48,000

See “Non-IFRS financial measures” on page 6 of the MD&A.
2 Includes $1.6 million and $4.2 million of Strategic Review costs for the third quarter of fiscal 2021 and 2020, respectively.
3 Not a meaningful figure.
4 Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand as well as weather hedge contracts entered into as part of the Company’s risk management practice. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

Balance sheet

(thousands of dollars)

	As at	As at	As at
	12/31/2020	3/31/2020	12/31/2019
Assets:
Cash	$66,635	$26,093	$17,988
Trade and other receivables, net	344,080	403,907	404,124
Total fair value of derivative financial assets	49,267	65,145	121,363
Other current assets	143,145	203,270	140,923
Total assets	1,069,042	1,215,833	1,294,205

Liabilities:
Trade payables and other	$472,763	$685,665	$523,650
Total fair value of derivative financial liabilities	246,495	189,706	199,731
Total long-term debt	518,768	782,003	774,600
Total liabilities	1,284,778	1,711,121	1,559,955

Summary of Cash Flows
For the nine months ended December 31.
(thousands of dollars)
	Fiscal 2021	Fiscal 2020
Operating activities	$(11,030)	$8,135
Investing activities	(3,353)	(17,065)
Financing activities, excluding dividends	61,820	42,570
Effect of foreign currency translation	(6,895)	(244)
Increase in cash before dividends	40,542	33,396
Dividends (cash payments)	-	(25,335)
Increase (decrease) in cash	40,542	8,061
Cash and cash equivalents – beginning of period	26,093	9,927
Cash and cash equivalents – end of period	$66,635	$17,988